ESQUIRE FINANCIAL HOLDINGS, INC.

100 Jericho Quadrangle, Suite 100

Jericho, New York 11753

June 7, 2021

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Esquire Financial Holdings, Inc.
Registration Statement on Form S-3 (Registration No. 333-256678)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Esquire Financial Holdings, Inc., a Maryland corporation (the “Company”), hereby requests that the Company's above-referenced Registration Statement on Form S-3 be declared effective at 2:00 p.m., Eastern Time, on June 9, 2021, or as soon thereafter as is practicable.

Very truly yours,

/s/ Andrew C. Sagliocca
Andrew C. Sagliocca
President and Chief Executive Officer
(Duly Authorized Representative)